Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2019 Financial Results

BEIJING, China, May 17, 2019 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global Chinese investors, today announced its unaudited financial results for the first quarter ended March 31, 2019.

“We are pleased to report encouraging growth in the first quarter of 2019. Apart from business growth, we have obtained broker/dealer In-Principle Approval (“AIP”) from Monetary Authority of Singapore, which is a great milestone to our growth strategy,” stated Mr. Tianhua Wu, CEO of UP Fintech. “The Company’s initial public offering (“IPO”) in late March of this year was a major milestone for the Company. We look forward to leveraging our increased brand recognition and are committed to keep investing in technology and talent to create a comprehensive ecosystem of financial services that effectively serves both individual and institutional investors as well as corporate partners. We are confident we can deliver long term value to our shareholders.”

First Quarter 2019 Financial Results

REVENUES

Total revenues for the first quarter of 2019 were US$9.6 million, which represented an increase of 20.1% from US$8.0 million in the first quarter of 2018. This increase was driven by higher financing service fees, interest income and other revenues.

Commissions were US$6.4 million in the first quarter of 2019, a 4.1% decrease from US$6.6 million last year. Investors were relatively risk averse at beginning of this year which leads to moderated trading activities and a slight decrease in trading commission.

Financing service fees increased by 57.7% from US$1.3 million in the first quarter of 2018 to US$2.1 million in the first quarter of 2019, primarily due to an increase in margin trading.

Interest income increased from nil in the first quarter of 2018 to US$0.5 million in the first quarter of 2019. The Company started earning margin financing interest income from consolidated accounts since the third quarter of 2018.

Other revenues increased by 1196.4% from US$49.4 thousand in the first quarter of 2018 to US$0.6 million in the first quarter of 2019, which include revenues from Employee Stock Ownership Plan (“ESOP”) administration, promotional services and IPO subscription services to our retail customers.

Interest expense increased from nil in the first quarter of 2018 to US$0.2 million in the first quarter of 2019.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses for the first quarter of 2019 increased by 36.4% to US$14.0 million from US$10.3 million in the first quarter of 2018, primarily attributable to the increase in employee compensation and benefits.

Employee compensation and benefits increased by 60.8% from US$4.9 million in the first quarter of 2018 to US$7.8 million in the first quarter of 2019. This increase was primarily because the number of employees has nearly doubled, a general increase in the compensation package offered to employees and a significant increase of share-based compensation expense. After the IPO, the Company has continued to make investment in talents recruited from both the internet and financial service industries to enhance its leading position.

Occupancy, depreciation and amortization expenses increased by 14.5% from US$0.5 million in the first quarter of 2018 to US$0.6 million in the first quarter of 2019, due to an increase in office space and relevant leasehold improvements.

Communication and market data expenses increased by 87.4% from US$0.6 million in the first quarter of 2018 to US$1.2 million in the first quarter of 2019. This increase was caused by rapid customer growth and expanded market data usage for our customers.

Marketing and branding expenses decreased by 27.9% from US$2.7 million in the first quarter of 2018 to US$1.9 million in the first quarter of 2019. The Company optimized cooperation with business partners and marketing suppliers to enhance efficiency which led to lower costs.

General and administrative expenses increased by 39.2% from US$1.6 million in the first quarter of 2018 to US$2.2 million in the first quarter of 2019. This increase was primarily due to additional professional expenses as a listed company, an increase in office expenses as well as human resource management expenses caused by the significant increase in headcount.

NET LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net loss attributable to UP Fintech Holding Limited in the first quarter of 2019 was US$2.9 million, as compared to a net loss of US$2.0 million in the first quarter of 2018. Net loss per diluted ADS1 in the first quarter of 2019 was US$0.06, as compared to net loss per diluted ADS of US$0.07 in the first quarter of 2018.

Non-GAAP net loss attributable to UP Fintech Holding Limited in the first quarter of 2019, which excluded share-based compensation, was US$2.0 million, as compared to non-GAAP net loss attributable to UP Fintech Holding Limited US$1.7 million in the first quarter of 2018. Non-GAAP net loss per basic and diluted ADS in the first quarter of 2019 was US$0.04, as compared to non-GAAP net loss per basic and diluted ADS US$0.06 in the first quarter of 2018.

For the first quarter of 2019, the Company’s weighted average number of ADSs used in the computation of basic and diluted net loss per ADS was 48,896,354. As of March 31, 2019, the Company had a total of 2,021,052,249 ordinary shares outstanding, or the equivalent of 134,736,817 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2019, the Company’s cash and cash equivalents and term deposits were US$167.9 million, compared to US$64.4 million as of December 31, 2018.

On January 1, 2019, the Company adopted Accounting Standards Updates No. 2016-02, Leases (“ASU 2016-02”), the new lease standard, using modified retrospective transition method, which had no impact on accumulated deficit as of January 1, 2019. Under the new lease standard, the Company recognized US$2.9 million of the right-of-use assets and US$3.1 million of current and non-current lease liabilities as of March 31, 2019.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on May 17, 2019, U.S. Eastern Time (8:00 PM on May 17, 2019 Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International:     +65-6713-5090

China:     800-819-0121

Hong Kong:     +852-3018-6771

United States:           +1-845-675-0437

United Kingdom:     +44-203-621-4779

Passcode:                     4766879

A telephone replay of the call will be available after the conclusion of the conference call through May 24, 2019.

Dial-in numbers for the replay are as follows:

International   +61-2-8199-0299

Passcode:        4766879

1 “ADS” means American Depositary Share of the Company. Each ADS represents fifteen Class A ordinary shares of the Company.

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss attributable to UP Fintech Holding Limited and non-GAAP net loss per basic and diluted ADS as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”).We define non-GAAP net loss attributable to UP Fintech Holding Limited as net loss attributable to UP Fintech Holding Limited excluding share-based compensation. Non-GAAP net loss per basic and diluted ADS is non-GAAP net loss attributable to UP Fintech Holding Limited divided by weighted average number of basic and diluted ADSs. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, account management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com
Tel: +1 (646) 308-1535

Jack Wang

ICR, Inc.

Email: tiger.ir@icrinc.com
Tel: +1 (646) 308-1535

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”), except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2018	2019
	US$	US$
Assets:
Cash and cash equivalents	34,406,970	144,921,466
Cash-segregated for regulatory purpose	6,695,436	11,021,177
Term deposits	29,999,865	22,999,930
Receivables from customers	353,304	35,823,503
Receivables from brokers, dealers, and clearing organizations:
Related party	9,619,438	114,116,764
Others	1,073,972	4,262,124
Financial instruments held, at fair value	6,435,241	8,574,180
Prepaid expenses and other current assets	5,803,195	5,345,103
Amounts due from related parties	8,518,358	4,622,044
Total current assets	102,905,779	351,686,291
Non-current assets:
Right-of-use assets*	—	2,907,267
Property, equipment and intangible assets, net	2,330,433	2,497,777
Long-term investments	2,386,691	5,505,234
Other non-current assets	1,255,447	1,265,373
Deferred tax assets	6,336,815	7,710,016
Total non-current assets	12,309,386	19,885,667
Total assets	115,215,165	371,571,958
Current liabilities:
Payables due to customers	6,564,154	143,181,962
Derivative Liability-future contract, at fair value	—	151,298
Accrued expenses and other current liabilities	10,423,107	11,487,688
Lease liabilities*	—	1,797,635
Amount due to related parties	—	15,418
Total current liabilities	16,987,261	156,634,001
Lease liabilities*	—	1,265,216
Total liabilities	16,987,261	157,899,217
Mezzanine equity
Series A convertible redeemable preferred shares	16,486,780	—
Series B-1 convertible redeemable preferred shares	17,169,446	—
Series B-2 convertible redeemable preferred shares	9,593,789	—
Series B-3 convertible redeemable preferred shares	21,470,906	—
Series C convertible redeemable preferred shares	47,980,000	—
Subscriptions receivable from Series C convertible redeemable preferred shares	(800,000)	—
Series C-1 convertible redeemable preferred shares	10,000,000	—
Redeemable non-controlling interest of sponsored fund	2,204,940	3,745,769
Total Mezzanine equity	124,105,861	3,745,769
Shareholders’ (deficit)/equity:
Class A ordinary shares	2,166	16,835
Class B ordinary shares	3,376	3,376
Series Angel convertible preferred shares	4,197	—
Additional paid-in capital	42,520,332	279,530,218
Accumulated deficit	(66,391,306)	(69,265,579)
Accumulated other comprehensive loss	(544,988)	(357,878)
Total UP Fintech Holding Limited shareholder’s (deficit)/equity	(24,406,223)	209,926,972
Non-controlling interests	(1,471,734)	—
Total (deficit)/equity	(25,877,957)	209,926,972
Total liabilities, mezzanine equity and (deficit)/equity	115,215,165	371,571,958

* The Company adopted ASU 2016-02, Leases (Topic 842), beginning on January 1, 2019. Pursuant to the guidance, the Company recognized right-of-use assets and lease liabilities on the balance sheets as of March 31, 2019.

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended
	March 31,	December 31,	March 31,
	2018	2018	2019
	US$	US$	US$
Revenues:
Commissions	6,624,514	7,081,921	6,354,845
Financing service fees	1,322,633	1,719,361	2,086,130
Trading gains	—	339,108	—
Interest income	—	52,830	518,808
Other revenues	49,393	321,420	640,338
Total revenues	7,996,540	9,514,640	9,600,121
Interest expense	—	—	(208,721)
Total Net Revenues	7,996,540	9,514,640	9,391,400
Operating costs and expenses:
Execution and clearing	(22,514)	(97,255)	(292,480)
Employee compensation and benefits	(4,861,088)	(6,569,740)	(7,817,171)
Occupancy, depreciation and amortization	(521,699)	(663,308)	(597,477)
Communication and market data	(635,755)	(946,310)	(1,191,390)
Marketing and branding	(2,651,245)	(2,308,646)	(1,912,507)
General and administrative	(1,574,223)	(2,492,734)	(2,191,101)
Total operating costs and expenses	(10,266,524)	(13,077,993)	(14,002,126)
Other (expense)/ income:
Net gain from investment activities	—	—	492,931
Foreign currency exchange (loss)/gain	(218,340)	33,083	(123,659)
Interest income from bank deposits	22,248	165,040	195,108
Gain on disposal of a subsidiary	—	—	617,500
Others, net	(908)	1,273	44
Loss before income tax	(2,466,984)	(3,363,957)	(3,428,802)
Income tax benefits	61,174	1,247,345	1,083,313
Net loss	(2,405,810)	(2,116,612)	(2,345,489)
Less:
Net income attributable to redeemable non-controlling interests	—	—	528,784
Net loss attributable to noncontrolling interests	(403,817)	(152,170)	—
Net loss attributable to UP Fintech Holding Limited	(2,001,993)	(1,964,442)	(2,874,273)

Other comprehensive income/(loss), net of tax:
Unrealized gain on available-for-sale investments	—	13,309	—
Changes in cumulative foreign currency translation adjustment	1,336,610	(144,287)	187,110
Total Comprehensive loss	(1,069,200)	(2,247,590)	(2,158,379)

Net loss per ordinary share:
Basic and diluted	(0.00)	(0.00)	(0.00)
Net loss per ADS (1 ADS represents 15 Class A ordinary shares):
Basic and diluted	(0.07)	(0.05)	(0.06)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic and diluted	443,814,916	554,158,263	733,445,306

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2018				For the three months ended December 31, 2018				For the three months ended March 31, 2019
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

Net loss attributable to UP Fintech Holding Limited	(2,001,993)	252,515	(1)	(1,749,478)	(1,964,442)	719,798	(1)	(1,244,644)	(2,874,273)	878,478	(1)	(1,995,795)

Net loss per ADS—basic and diluted	(0.07)			(0.06)	(0.05)			(0.03)	(0.06)			(0.04)
Weighted average number of ADSs used in calculating basic and diluted net loss per ADS	29,587,661			29,587,661	36,943,884			36,943,884	48,896,354			48,896,354

(1) Share-based compensation

Non-GAAP to GAAP reconciling items have no income tax effect.